[Alcatel Lucent Letterhead]

July 13, 2010

Securities and Exchange Commission

Washington D.C. 20549

Attention: Paul Fisher, Staff Attorney

Larry M. Spirgel, Assistant Director

Re:

Alcatel Lucent

Form 20-F for the fiscal year ended December 31, 2009

Filed March 23, 2010

File No. 001-11130

Dear Sirs:

We are in receipt of your letter to Mr. Ben Verwaayen dated June 25, 2010 regarding the filing of executed copies of Exhibits 12.1, 12.2, 13.1 and 13.2, which are the certifications of the Chief Executive Officer and Chief Financial Officer.  Due to a mechanical error, the conformed copies of these exhibits were not filed. On March 22, 2010, Exhibits 12.2 and 13.2 were signed by myself and Mr. Verwaayen. Lauren Boglivi, our outside counsel at Proskauer Rose LLP, phoned the Staff on April 7, 2010 to alert you to this inadvertent error.

Please be advised that Alcatel Lucent will amend its Form 20-F to file the conformed copies of Exhibits 12.1, 12.2, 13.1 and 13.2.

Alcatel Lucent acknowledges:

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that we are responsible for the adequacy and accuracy of the disclosure in the filing;

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that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Tufano
Paul Tufano
Chief Financial Officer of Alcatel Lucent